Exhibit (a)(5)(H)
For Immediate Release
Friendly LRL Holdings Terminates Offer to Acquire Startech Environmental Corporation
     Geneva, Switzerland, September 11, 2009 — Friendly LRL Holdings LLC (“FLH”) today announced that it has terminated its previously-announced tender offer to acquire all of the outstanding shares of common stock of Startech Environmental Corporation (OTC Bulletin Board: STHK.OB) (“Startech”), effective immediately. FLH’s offer was scheduled to expire at 11:59 pm, New York City time, on Wednesday, September 30, 2009. All shares previously tendered pursuant to the tender offer and not withdrawn will be promptly returned to the tendering shareholders.
     Sergey Mitirev of FLH commented, “We wish to thank all shareholders who considered our offer and tendered their shares. We are surprised and disappointed that Startech’s Board chose not to engage in any constructive discussions with us regarding our offer. We repeatedly stated that time was of the essence with respect to consummation of our offer. Yet, Startech’s Board obstructed our offer for months by failing to meet with us or provide us with any information regarding Startech’s business and by adopting a poison pill and later extending the expiration date of the poison pill, effectively further entrenching its own position.”
     Dmitry Timoshin of FLH noted, “We would like to thank the numerous shareholders who have supported our offer, and we share their disappointment with this outcome. We regret that Startech shareholders will not be able to participate in what would have been a compelling opportunity to receive significant, immediate value. While we are terminating our tender offer, we remain intrigued by the plasma technologies that have been developed by Startech and others in the industry, as well as the potential applications of that technology in a variety of sectors.”
     Because the tender offer has been terminated, the tender offer consideration will not be paid or become payable to any holder of Startech shares. FLH is not accepting for payment any shares that have been tendered, and such shares will be returned promptly, without expense, to the holders who have tendered such shares (or, in the case of shares tendered by book-entry transfer through DTC, such shares will be credited to the proper account maintained with DTC). Accordingly, no shares should be tendered to FLH and, if tendered, such shares will not be accepted and will be promptly returned to the tendering shareholder.
Source: Friendly LRL Holdings LLC
Contact:
Morrow & Co., LLC (Information Agent for the offer)
Stamford, CT
(800) 607-0088 or (203) 658-9400
DISCLAIMER: CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS. Statements in this press release that are not historical facts are “forward-looking statements”. Such forward-looking statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. This press release speaks only as of its date, and FLH and its affiliates undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law.
ADDITIONAL INFORMATION AND WHERE TO FIND IT. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The terminated tender offer was made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials), as amended, initially filed by FLH and its affiliates with the SEC on July 6, 2009. The tender offer statement (and related materials), as amended, contain important information that should be read carefully. These materials may be obtained for no charge upon request to Morrow & Co., LLC, the information agent for the tender offer, by calling toll-free at 1-800-607-0088. In addition, these materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s Web site at www.sec.gov.